AB 3/5/03

SECURITIES AND EXCHANGE COMMISSION

03012699

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SEC FILE NUMBER
8- 15123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C. 181 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FIDELITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 NORTH CLASSEN BOULEVARD
(No. and Street)

OKLAHOMA CITY	OK	73106-6092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARVIN EWY	EXECUTIVE REPRESENTATIVE	(405) 523-5339
		(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

700 FIRST OKLAHOMA TOWER, 210 WEST PARK AVENUE, OKLAHOMA CITY, OK 73012
(Address) (City) (State) (Zip Code)

PROCESSED MAR 18 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 17 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHARLENE KIRTLEY
Oklahoma County
Notary Public in and for
State of Oklahoma
My commission expires Oct. 15, 2005.
NOTARY SEAL PUBLIC

Charlene Kirtley
Notary Public

Commission # 01015532

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition. – 2 copies
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedule

December 31, 2002

(With Independent Auditors' Report Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

KPMG

700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Telephone 405 239 6411
Fax 405 552 3846

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
American Fidelity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Fidelity Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation by deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation for the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2003

KPMG

700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Independent Auditors' Report

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 17, 2003

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	389
Certificate of deposit, at cost, which approximates market		26,400
Warrants, at cost, which approximates market		76,100
Accrued interest receivable		611
Other accounts receivable		3,665
Total assets	$	107,165

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	3,665
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		93,500
		103,500
Total liabilities and stockholder's equity	$	107,165

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2002

Revenue:		
Commissions	$	1,289,537
Interest		1,193
Expense reimbursement		39,736
		1,330,466
Expenses:		
Commissions		1,259,130
Regulatory fees and expenses		70,863
Other operating expenses		473
		1,330,466
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2001	$	10,000	93,500	—	103,500
Net income		—	—	—	—
Balance at December 31, 2002	$	10,000	93,500	—	103,500

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accrued interest receivable		186
Net cash provided by operating activities		186
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		26,400
Purchase of certificate of deposit		(26,400)
Net cash provided by investing activities		—
Net increase in cash		186
Cash, beginning of year		203
Cash, end of year	$	389

See accompanying notes to financial statements.

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA.

Under terms of a contract with AFA, the Company sells variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred. Such charges are equal to amounts earned by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue.

The American Fidelity Companies Employee Savings Plan (ESP), an affiliate of the Company, offers its participants various investment options for contributions to their individual accounts. Included in these options are mutual funds from the American Funds Group, Los Angeles, California, which pays 12b-1 fees to compensate for marketing. These fees must be paid to a broker-dealer under securities laws and the Company has contracted to serve in that marketing capacity. The provisions of the Employee Retirement Income Security Act of 1974 do not allow the Company to retain these payments, which must be paid to the trust of the ESP for application first to eligible plan expenses, with any remainder applied as pro rata dividend to the accounts of participants in the ESP. The commissions, revenue, and expenses related to these fees are reflected in the accompanying statement of income and were approximately $42,000.

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Investments

In 2000, the National Association of Securities Dealers (NASD) embarked on a large-scale restructuring, which included offering to its members by private placement memoranda an ownership stake in the NASD. The offer was made in two phases. Each member was offered the right to purchase up to a certain limit of either shares or warrants in each of the two offerings. AFA made a capital contribution of $93,500, a portion of which was used to purchase warrants. The warrants are not traded on a public exchange, and are carried at cost, which management believes approximates fair value.

(Continued)

(c) Commissions

Commissions are recorded on a trade-date basis.

(d) Income Taxes

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in AFA's consolidated income tax return.

(2) Net Capital Requirements

The Company, as a registered broker and dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $26,723 as of December 31, 2002.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2002.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Computation of net capital:		
Total stockholder's equity	$	103,500
Total stockholder's equity qualified for net capital	$	103,500
Total capital and allowable subordinated liabilities	$	103,500
Deductions:		
Nonallowable receivable		611
Nonallowable investment in warrants		76,100
Other deductions (interest penalty)		66
Net capital		26,723
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	21,723
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	26,356
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	3,665
Percentage of aggregate indebtedness to net capital		14%
Percentage of debt to debt-equity total		4%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-174A-5, Part IIA filing as of December 31, 2002.